SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X                         Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                               No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

CNH GLOBAL N.V.
Form 6-K for the month of January 2006
List of Exhibits:
1.	News release dated January 17, 2006 entitled, “CNH Global N.V. to Release 4th Quarter 2005 Earnings and Hold Conference on Wednesday, January 25, 2006”

Case New Holland

For Immediate Release	100 S. Saunders Rd. Lake Forest, IL 60045 USA
CNH Global N.V. to Release 4th Quarter 2005 Earnings and Hold Conference on Wednesday, January 25, 2006
For more information contact:
Thomas Witom - News and Information (1) 847 955-3939
Albert Trefts, Jr. – Investor Relations (1) 847-955-3821
LAKE FOREST, Illinois (January 17, 2006) – CNH Global N.V. (NYSE: CNH) will release fourth-quarter financial results at approximately 8:00 a.m. Eastern time on Wednesday, January 25, 2006. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com.
Also on January 25, at approximately 10:00 a.m. Eastern time, CNH will provide a live, listen-only, audio Webcast of the company’s quarterly conference call with securities analysts and institutional investors. The Webcast can be accessed either through www.cnh.com or CCBN’s individual investor center at www.earnings.com. Anyone unable to listen to the live Webcast can access the replay at either site for two weeks following the event.
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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 11,400 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

January 18, 2006